UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   Trogdon, Dewey L.
   3101 N. Elm St.
   Greensboro, NC USA 27415-6540
2. Issuer Name and Ticker or Trading Symbol
   CONE MILLS CORPORATION COE
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   05/31/99
5. If Amendment, Date of Original (Month/Day/Year)
   06/06/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |    | |                  |   |           |351700             |D     |                           |
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Common Stock               |      |    | |                  |   |           |125000             |I     |by Spouse                  |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
1994 Stk. Opt. Plan   |12.875  |     |    | |           |   |05/17|05/10|Common Stock|1000   |       |1000        |D  |            |
                      |        |     |    | |           |   |/1994|/2001|            |       |       |            |   |            |
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1994 Stk. Opt. Plan   |11.625  |     |    | |           |   |05/16|05/15|Common Stock|1000   |       |1000        |D  |            |
                      |        |     |    | |           |   |/1995|/2002|            |       |       |            |   |            |
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1994 Stk. Opt. Plan   |12.000  |     |    | |           |   |05/21|05/20|Common Stock|1000   |       |1000        |D  |            |
                      |        |     |    | |           |   |/1996|/2003|            |       |       |            |   |            |
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1994 Stk. Opt. Plan   |7.750   |     |    | |           |   |05/20|05/19|Common Stock|1000   |       |1000        |D  |            |
                      |        |     |    | |           |   |/1997|/2004|            |       |       |            |   |            |
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1994 Stk. Opt. Plan   |9.4375  |     |    | |           |   |05/19|05/18|Common Stock|1000   |       |1000        |D  |            |
                      |        |     |    | |           |   |/1998|/2005|            |       |       |            |   |            |
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1994 Stk. Opt. Plan   |6.375   |05/18|A   |V|1000       |   |05/18|05/17|Common Stock|1000   |       |1000        |D  |            |
                      |        |/1999|    | |           |   |/1999|/2006|            |       |       |            |   |            |
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

Dewey L. Trogdon
SIGNATURE OF REPORTING PERSON
/Signature/
Dewey L. Trogdon
DATE
01/06/2000